Exhibit (a)(7)

TRACINDA CORPORATION AND KIRK KERKORIAN COMMENCE

TENDER OFFER FOR COMMON SHARES OF METRO-GOLDWYN-MAYER INC.

LOS ANGELES, CA – August 21, 2003 – Kirk Kerkorian and his wholly owned corporation Tracinda Corporation announced today that they have commenced their previously announced cash tender offer at $16.00 per share for up to 15,000,000 shares of Metro-Goldwyn-Mayer Inc. common stock (NYSE:MGM).

The Offer price represents a 26% premium over MGM’s closing stock price on July 28, 2003 (the last trading day before the announcement of the intention to make the Offer) and a 12% premium over MGM’s closing stock price of $14.27 on August 20, 2003. The Offer is subject to customary conditions and is not subject to any financing condition. If the full amount of shares is purchased in the Offer, Tracinda and Mr. Kerkorian’s beneficial ownership will increase from 67% to 73% of the outstanding common stock of MGM.

The Offer is scheduled to expire at 5:00 P.M., New York City time, on Thursday, October 2, 2003, unless extended.

Questions regarding the Offer, or requests for Offer materials, should be directed to D.F. King & Co., Inc. Banks and brokers can call D.F. King & Co., Inc. collect at (212) 269-5550. All others can call toll free at (800) 714-3313. Investors will also be able to receive the Offer materials free of charge at the website of the Securities and Exchange Commission, www.sec.gov. Stockholders should read the Offer materials, which contain important information.

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the Offer, which may be made only pursuant to the terms of the Offer to Purchase and related letter of transmittal being filed today with the Securities and Exchange Commission. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of MGM common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction.